UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2017

CAROLINA FINANCIAL CORPORATION

(Exact Name of Registrant As Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-19029	57-1039673
(Commission File Number)	(I.R.S. Employer Identification No.)

288 Meeting Street, Charleston, South Carolina	29401
(Address of Principal Executive Offices)	(Zip Code)

(843) 723-7700

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On June 9, 2017, Carolina Financial Corporation (“Carolina Financial”), the parent holding company for CresCom Bank, Charleston, South Carolina, and First South Bancorp, Inc. (“First South”), the parent holding company for First South Bank, Washington, North Carolina, entered into an agreement and plan of merger and reorganization (the “Agreement”), which provides that, subject to the terms and conditions set forth in the Agreement, First South will merge with and into Carolina Financial, with Carolina Financial being the surviving corporation in the merger. In addition, as soon as practicable following the merger of First South with and into Carolina Financial, First South Bank will be merged with and into CresCom Bank.

Subject to the terms and conditions of the Agreement, each share of First South common stock will be converted into the right to receive 0.5200 shares of Carolina Financial’s common stock. Cash will be paid in lieu of fractional shares. Notwithstanding the foregoing, the exchange ratio may be adjusted in certain circumstances. If the average closing price of Carolina Financial common stock over a specified period prior to closing the merger is greater than $35.14, and Carolina Financial common stock overperforms the Nasdaq Bank Index by 15% or more between the date of the Agreement and closing of the merger, the exchange ratio will be decreased automatically based upon the change in the Nasdaq Bank Index. Alternatively, if the average closing price of Carolina Financial common stock over a specified period prior to closing the merger is less than $25.98, and Carolina Financial common stock underperforms the Nasdaq Bank Index by 15% or more between the date of the Agreement and closing of the merger, First South may terminate the Agreement unless Carolina Financial agrees to increase the exchange ratio or add cash consideration to make up the difference based upon the change in the Nasdaq Bank Index.

The Agreement contains customary representations and warranties from Carolina Financial and First South, and Carolina Financial and First South have agreed to customary covenants and agreements, including, among others, covenants and agreements relating to: (i) the conduct of their respective businesses during the interim period between the execution of the Agreement and the closing of the merger; (ii) Carolina Financial’s and First South’s obligation to facilitate their respective stockholders’ consideration of, and voting upon, the necessary approval of the Agreement and, in the case of Carolina Financial, the issuance of Carolina Financial common stock in the merger; (iii) the recommendations by the boards of directors of Carolina Financial and First South in favor of the necessary approvals by their stockholders; (iv) First South’s non-solicitation obligations relating to alternative business combination transactions; (v) Carolina Financial’s intention to appoint two current directors of First South to the board of directors of Carolina Financial; (vi) CresCom Bank’s intention to appoint Bruce W. Elder, the current president and chief executive officer of First South, to the CresCom Bank board of directors and to establish an advisory board consisting of the other directors of First South Bank; and (vii) the respective employment agreements between CresCom Bank and Mr. Elder and Cornelius F. Sullivan, pursuant to which Mr. Elder will become CresCom Bank’s President of North Carolina Banking, and Mr. Sullivan will become CresCom Bank’s SVP and Raleigh Area Executive.

The boards of directors of Carolina Financial and First South have unanimously approved the Agreement. The Agreement and the transactions contemplated thereby, including the issuance of Carolina Financial common stock, are subject to the approval of the Carolina Financial stockholders and the First South shareholders, regulatory approvals, and other customary closing conditions.

The Agreement may be terminated in certain circumstances, including: (i) by mutual written consent of the parties; (ii) by either party, in the event of a breach by the other party of any representation or warranty contained in the Agreement which breach cannot be or has not been cured within a specified period or due to the breaching party’s failure to comply in all material respects with all agreements and covenants required by the Agreement; (iii) by either party, if consummation of the transaction is prohibited by regulatory, legal, or judicial action, the approval of the First South shareholders is not obtained, or the approval of the Carolina Financial stockholders is not obtained; (iv) by either party in the event that the merger shall not have been consummated by March 31, 2018; (v) by Carolina Financial, if (A) the First South board of directors fails to recommend to First South’s shareholders that they approve the Agreement; (B) the First South board of directors has approved, recommended, or proposed publicly to approve or recommend, an acquisition proposal by an entity other than Carolina Financial; (C) the First South board of directors fails to reaffirm its recommendation that First South’s shareholders approve the Agreement following receipt of an acquisition proposal by an entity other than Carolina Financial and within 10 business days of Carolina Financial’s request that it reaffirm such recommendation; or (D) First South fails to comply in all material respects with its non-solicitation and shareholder meeting obligations under the Agreement; provided, that Carolina Financial is not then in material breach of any representation, warranty, covenant or other agreement contained in the Agreement; (vi) by First South, if First South’s shareholder meeting has been held, the approval of the First South shareholders has not been obtained, and prior to the First South shareholder meeting, First South received a superior proposal which did not result from a breach of its non-solicitation obligations under the Agreement, and First South’s board of directors determines to enter into a definitive agreement for such proposal upon termination of the Agreement pursuant to this provision and enter into such agreement concurrently with its termination of the Agreement; (vii) by First South, if the average closing price of Carolina Financial common stock over a specified period prior to closing of the merger is less than $25.98, and Carolina Financial common stock has underperformed the Nasdaq Bank Index by 15% or more, unless Carolina Financial agrees to increase the exchange ratio or add cash consideration to make up the difference based upon the change in the Nasdaq Bank Index; or (viii) by First South, prior to the approval of the First South shareholders, if the First South board of directors shall have changed its recommendation that the shareholders approve the Agreement in response to a material development or change in circumstances that occurs, arises, or becomes known to the First South board unrelated to any potential or actual acquisition proposal that First South’s board of directors determines in good faith, after consultation with its outside counsel, that a recommendation change is required in order to comply with the board’s fiduciary obligations. Upon termination of the Agreement by Carolina Financial pursuant to (v) listed above, by First South pursuant to (vi) listed above, or in the event that (A) an acquisition proposal by a third party has been communicated to or otherwise made known to the shareholders, senior management, or board of directors of First South, or any person other than Carolina Financial has publicly announced an intention to make a proposal to acquire First South, (B) thereafter, the Agreement is terminated (x) by either party pursuant to (iv) listed above (if the First South shareholder approval has not been obtained), (B) by Carolina Financial pursuant to (ii) above, or (C) by either party pursuant to (iii) above only if the First South shareholder approval has not been obtained, and (D) within 12 months of such termination, First South is acquired by, or enters into an acquisition agreement with, a third party.

2

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is set forth below as Exhibit 2.1 hereto and is incorporated herein by reference. Capitalized terms used but not defined herein shall have such meanings as set forth in the Agreement. The Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about Carolina Financial, First South, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Carolina Financial, First South, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by Carolina Financial.

In connection with entering into the Agreement, First South has agreed to use its reasonable best efforts to cause each of the directors and executive officers of First South to enter into a voting and support agreement (collectively, the “Support Agreements”). The parties to the Support Agreements beneficially own in the aggregate approximately 6.9% of the outstanding shares of First South common stock. The Support Agreements generally require that the shareholders party thereto vote all of their shares of First South common stock in favor of the merger and against alternative transactions and generally prohibit such shareholders from transferring their shares of First South common stock prior to the consummation of the merger. The Support Agreements will terminate upon the earlier of the consummation of the merger and the termination of the Agreement in accordance with its terms.

In connection with entering into the Agreement, First South has agreed to offer each of the current holders of its stock options the opportunity to cancel, effective upon and subject to the merger, all of their respective stock options covering shares of First South’s common stock having an exercise price per share less than the per share value of the merger consideration in exchange for a cash payment equal to the per share value of the merger consideration minus the exercise price for each share of First South’s common stock subject to such stock option. Any stock option not cashed out will convert into an option to acquire shares of Carolina Financial common stock, as adjusted to reflect the exchange ratio.

Forward-Looking Statements

Certain statements in this news release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans and expectations, and are thus prospective.  Such forward-looking statements include but are not limited to statements with respect to plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” and “projects,” as well as similar expressions.  Such statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Although the parties making such statements believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate.  Therefore, neither Carolina Financial nor First South provides any assurance that the results contemplated in the forward-looking statements will be realized.  The inclusion of this forward-looking information should not be construed as a representation by Carolina Financial, First South or any other person that the future events, plans, or expectations contemplated will be achieved.

3

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Carolina Financial and First South; the outcome of any legal proceedings that may be instituted against Carolina Financial or First South; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and stockholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Carolina Financial and First South do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Carolina Financial’s ability to complete the acquisition and integration of First South successfully; credit risk associated with commercial real estate, commercial business and construction lending; interest risk involving the effect of a change in interest rates on both of Carolina Financial’s and First South’s earnings and the market value of the portfolio equity; liquidity risk affecting each bank’s ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; cybersecurity risk related to the dependence of Carolina Financial and First South on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, which subjects each company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events.  For a discussion of some of the other risks and factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the filings made by Carolina Financial and First South in their respective reports filed with the SEC, including each company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K available at the SEC’s Internet site (http://www.sec.gov).  All subsequent written and oral forward-looking statements concerning Carolina Financial, First South or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Carolina Financial nor First South undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Acquisition and Where to Find It

Carolina Financial and First South will file relevant documents concerning the transaction with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 which will include a joint proxy statement of Carolina Financial and First South and a prospectus of Carolina Financial, as well as other relevant documents concerning the proposed transaction.  The proposed transaction will be submitted to First South’s shareholders and Carolina Financial’s stockholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such off, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SHAREHOLDERS OF FIRST SOUTH AND STOCKHOLDERS OF CAROLINA FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY ARE FILED WITH THE SEC, as well as any amendments or supplements to those documents WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

4

Shareholders of First South and stockholders of Carolina Financial will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Carolina Financial and First South, at the SEC’s internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to:  Carolina Financial Corporation, 288 Meeting Street, Charleston, South Carolina 29401, Attention:  William A. Gehman, III, Executive Vice President and Chief Financial Officer or First South Bancorp, Inc., 1311 Carolina Avenue, Washington, NC 27889, Attention: Scott C. McLean, Executive Vice President and Chief Financial Officer.

Participants in the Solicitation

Carolina Financial, First South and certain of their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Carolina Financial’s directors and executive officers is available in its definitive proxy statement (form type DEF 14A) which was filed with the SEC on March 20, 2017, and certain of its Current Reports on Form 8-K. Information regarding First South’s directors and executive officers is available in its definitive proxy statement (form type DEF 14A) which was filed with the SEC on June 2, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.       Financial Statements and Exhibits

(d)      Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization between Carolina Financial Corporation and First South Bancorp, Inc. dated June 9, 2017.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAROLINA FINANCIAL CORPORATION,
Registrant

By:	/s/ William A. Gehman, III
William A. Gehman, III
Executive Vice President and Chief Financial Officer

Dated: June 15, 2017

6